June 13, 2012

VIA EDGAR

Mr. Kevin Dougherty

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:

Southwestern Energy Company
File No. 1-08246

Dear Mr. Dougherty:

In reference to the letter from H. Roger Schwall, Assistant Director of the Securities and Exchange Commission, to Greg D. Kerley, Executive Vice President & Chief Financial Officer of Southwestern Energy Company (the “Company”), which was received via email on June 6, 2012, and following up on our conversation this afternoon, I am writing to confirm that the Company intends to respond to the letter by June 25, 2012.

Please do not hesitate to contact me at (281) 618-4859, or by facsimile at (281) 618-4820, if you have any questions regarding the foregoing.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Associate General Counsel, Corporate &

Assistant Secretary

cc:

Greg D. Kerley

Executive Vice President &

  Chief Financial Officer